Correspondence

Dufford & Brown, P.C. 1700 Broadway, Suite 2100 Denver, CO 80290 T +1 303 861-8013 F +1 303 832-3804 www.duffordbrown.com

August 27, 2015

VIA EDGAR

Karina Dorin, Attorney-Advisor
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

RE:	PetroShare Corp. Post-Effective Amendment No. 1 to Form S-1 Filed July 15, 2015 SEC File No. 333-198881

Dear Ms. Dorin:

Our client, PetroShare Corp. (the "Company"), has filed today Post-Effective Amendment No. 2 to the registration statement on Form S-1, File No. 333-198881 ("Amendment No. 2"). Amendment No. 2 and the enclosed prospectus contain revisions responsive to the comments of the staff contained in its letter of July 31, 2015, updates to the Company's financial statements through June 30, 2015, and disclosures regarding proposed warrant compensation to the Company's underwriter.

On the Company's behalf, the following represents responses to the staff's comments contained in that letter:

Post-Effective Amendment No. 1 to Registration Statement on Form S-1

General

Comment No. 1. Comment complied with. The Company undertakes to provide a copy of the letter, or will have FINRA call your office, informing you that FINRA has cleared the filing.

August 27, 2015
Karina Dorin, Attorney-Advisor
Division of Corporation Finance
Securities and Exchange Commission

Comment No. 2.  Comment complied with.  As the staff notes, the Company's offering expired on July 5, 2015. Since that date and through the date of this letter, the Company has made no offers or sales of common stock pursuant to its prior prospectus. Beginning July 15, 2015, the date on which the Company filed post-effective amendment No. 1 to the registration statement on Form S-1, and in accordance with Section 5(c) of the Securities Act of 1933, as amended, the Company and the underwriter have made offers to sell common stock using the preliminary prospectus contained within said post-effective amendment.

Underwriting/Plan of Distribution, page 49

Comment No. 3. Comment will be complied with. The Company intends to disclose the number of shares the underwriter has agreed to purchase on the closing date by means of a post-effective amendment as soon as that number is determined. The Company undertakes to disclose this information prior to making any request for an acceleration of the effective date.

Closing Comments

The Company acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

August 27, 2015
Karina Dorin, Attorney-Advisor
Division of Corporation Finance
Securities and Exchange Commission

The Company requests that the staff contact it as soon as practical with any additional comments in order that those comments can be addressed expeditiously.

Please direct any questions regarding the Company's response or the registration statement to me at (303) 837-6325 or dbabiarz@duffordbrown.com.

Sincerely,

DUFFORD & BROWN, P.C.

/s/ David J. Babiarz

David J. Babiarz

cc:	Stephen J. Foley, PetroShare Corp. W. Edward Schenkein, CPA, SingerLewak LLP Bruce C. Rosetto, Esq., Greenberg Traurig, P.A.